Exhibit 99.1

SuperCom Announces Preliminary Third Quarter Revenue

and updates Full Year 2015 Forecast

Herzliya, Israel, November 30, 2015 – SuperCom Ltd. (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, provided preliminary revenue for the third quarter ended September 30, 2015, and updated guidance for the full year of 2015.

Based on preliminary estimates, revenue for the quarter ended September 30, 2015 is anticipated to be in a range of $5.5 million to $6.1 million. Cash and cash-equivalents were approximately $35 million as of September 30, 2015. The Company is working to complete its third quarter financial, and will report financial results within two weeks.

SuperCom has revised its guidance for the full year 2015. The Company believes that revenue for the full year will exceed $30 million. The Company further believes that EBITDA for the full year of 2015 will exceed $9 million.

“Our financial performance in the third quarter and full-year were impacted by our inability to recognize more than $10 million of revenues that were expected this year, mainly due to delays associated with foreign government customers,” commented Mr. Arie Trabelsi, President and Chief Executive Officer of SuperCom. “This delay, while inherent in our business, is frustrating, but we believe we will be able to recognize this revenue in 2016. As a result of these delays, we are adjusting our full-year outlook. Our confidence in our continued growth in 2016 and beyond remains intact. We continue to be successful in identifying, bidding upon and winning business. Our quarterly results can be erratic based on complex revenue recognition challenges, but nothing that has occurred has changed our medium and long-term outlook.”

The above assessment for the third quarter and full year 2015 is based on the Company's initial analysis and is subject to change as the routine review and finalization of results continues.

Conference Call

The Company will host a conference call on Monday, November 30, at 11 a.m. Eastern time (8 a.m. Pacific time / 6 p.m. IL time) to review the Company's preliminary financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

•	U.S. toll-free: 1-877-407-9124

•	Israel toll-free: 1-809-406-247

•	International: 1-201-689-8584

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, North America
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.